

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 6, 2011

<u>VIA U.S. MAIL AND FAX 31-20-59-77230</u>

P-J. Sivignon
Executive Vice-President, Chief Financial Officer,
member of the Board of Management and
the Group Management Committee
Koninklijke Philips Electronics N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

   **Re: Koninklijke Philips Electronics N.V.**
   **Form 20-F for the fiscal year ended December 31, 2010**
   **Filed February 18, 2011**
   **File No. 001-05146-01**

Dear Mr. Sivignon:

   We have reviewed your letter dated May 24, 2011 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2010</u>

<u>Phillips Annual Report, Exhibit 15(B)</u>

<u>Group Financial Statements, page 141</u>

<u>Significant accounting policies, page 154</u>

<u>Other non-current financial assets, page 174</u>

1. Refer to our prior comment 2.  Please revise your future filings to include the significant information in your response, including the following:

   - control of the NXP shares sold were transferred to the UK pension fund,
   - the NXP shares were legally transferred to the UK pension fund and the UK pension fund is entitled to dividends and proceeds from any future sale of the shares, and
   - the NXP shares sold to the UK pension fund met the definition of plan assets after their transfer.

You may contact Jay Webb at (202) 551-3603 or Jeff Jaramillo at (202) 551- 3212 if you have questions regarding comments on the financial statements and related matters.  Please contact Tim Buchmiller at (202) 551-3635 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief